Monday May 30, 2011

Rockwell Announces Results for Fourth Quarter of Fiscal 2011

Monday May 30, 2011, Vancouver, BC -- Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX:RDI; JSE:RDI, OTCBB:RDIAF) announces results for the three and twelve months ended February 28, 2011.

Highlights:

  Operating profit of $4.0 million, a turnaround of $7.5 million from a $3.6 million operating loss in 2010

  43% year-on-year increase in revenue to $42.5 million

  35% increase in average price to US$1,365 per carat and 2% rise in sales to 27,017 carats

  Production increased 5% to 26,165 carats

  Cash generated by operating activities of $8.9 million compared from $110,694 consumed in fiscal 2010

  Net cash balance increased to $2.9 million from $1.8 million

  Appointment of CEO with extensive track record in the diamond sector

  Strategic review to improve production and enhance operational efficiencies

  Growth plans redefined to capitalize on significant portfolio of alluvial diamond deposits

Financial Overview

(Currency values are presented in Canadian dollars unless otherwise indicated.)

Rockwell’s financial position showed substantial improvements during the year however its operational performance fell short of internal production targets. Total revenue increased 43% and Rockwell achieved an operating profit of $4.0 million from a loss of $3.6 million. The improved operational performance also translated into higher cash flows generated by operating activities of $8.9 million.

Fourth quarter ended February 28, 2011

Rockwell reported year-on-year revenue growth of 58% to $11.5 million for the fourth quarter, underpinned by the continued improvement in diamond prices. Quarter-on-quarter revenue increased 4%. The Company produced 3,711 carats (Q4 2010: 4,996 carats). This represents a quarter-on-quarter decrease of 26% which is due to exceptionally high rainfall and lower grades, particularly at Saxendrift.

Facilitated by higher inventories accumulated at the end of the third quarter to take advantage of anticipated stronger seasonal demand, carats sold in the fourth quarter increased 10% year-on-year to 6,453 at an average price of US$1,430 per carat (Q4 2010: US$1,154 per carat). The Company reported an operating profit of $755,000 in the quarter under review compared to an operating loss of $2.2 million in the fourth quarter of fiscal 2010.

Twelve months ended February 28, 2011

Tender sales of $37.8 million were achieved in fiscal 2011. The beneficiation profit share agreement delivered further revenue of $4.7 million. Accordingly, Rockwell reported a strong increase in total revenue to $42.5 million. During fiscal 2011, eight tender sales of rough diamonds were held, and special diamonds exceeding 10 carats were sold for beneficiation. The average value in fiscal 2011 went up 35% to $1,365 per carat (fiscal 2010: $1,010 per carat) while 27,017 carats (fiscal 2010: 26,533 carats) were sold. Production increased by 5% to 26,165 carats (fiscal 2010: 24,916 carats).

A loss of $5.1 million (fiscal 2010: $7.0 million) or $0.01 per share (fiscal 2010: $0.03) was realized for the year. This improvement is mainly attributable to the higher average diamond price. Diamond inventories at February 28, 2011 totalled 1,057 carats (at February 28, 2010: 1,910 carats).

Balance sheet

Rockwell’s liquidity continued to improve with net cash holdings increasing by $1.1 million to $2.9 million (end of fiscal 2010: $1.8 million), after investing $12.4 million to purchase equipment and mineral properties. Debt repayments of $3.3 million rendered the Company virtually debt free. At February 28, 2011, the Company’s cash and cash equivalents increased to $4.8 million (end of fiscal 2010: $2.5 million) with bank indebtedness amounting to $1.8 million (end of fiscal 2010: $0.7 million).

With current assets amounting to $12.9 million and current liabilities of $8.6 million, the Company’s current ratio improved to 1.49 times (February 28, 2010: 1.02 times).

Annual Operational Overview

	Production			Sales and inventories
	Volume (m3 )	Carats	Average grade (carats / 100 m3 )	Sales (carats)	Average value (US$ / carat)	Inventories (carats)
Fiscal 2011	3,386,872	26,165	0.77	27,017	1,365	1,087
Year-year change	16%	5%	-9%	2%	35%	-45%

The production of the Company increased by 16% to 3,386,872 cubic metres (February 28, 2010: 2,918,097 cubic metres) which was below internal targets. Delays in commissioning the in-pit de-sanding plant at Saxendrift and heavy floods in January 2011, followed by sustained high levels of precipitation during the rainy season impacted overall productivity. Saxendrift delivered a 19% increase in production and 261,214 cubic metres were processed at the Klipdam Extension bulk sampling project.

The Company continued to drive down unit costs across its operations, with the average operating cash cost decreasing to US$7.91 per cubic meter in fiscal 2011 compared to US$10.40 per cubic meter in the previous year. The decline is attributable to higher throughput and was achieved despite increased input costs, such as fuel, oil and electricity.

Holpan and Klipdam

The Holpan operation was faced with significant challenges resulting from heavy and unseasonal rainfall during the fourth quarter. The resource became saturated, which decreased the plant’s throughput and put upward pressure on unit costs. The mine was unprofitable in the fourth quarter. Rockwell entered into negotiations with the recognized trade union (National Union of Mineworkers) to implement full calendar operations (continuous operations) but an agreement was not reached.

The Klipdam mine also encountered challenges related to rainfall. The impact was mitigated by increasing the ore extraction from the palaeo channel that is less impacted by moisture, but production still came in below expectation. Klipdam continued to recover high quality gem stones, which had not yet been sold at the financial reporting date.

The adjacent Holpan and Klipdam operations are being reviewed by management with a view to rationalizing the operations. The Holpan operation was placed on care and maintenance in May 2011. Both mines’ resources will be processed through the Klipdam plant at a lower cost. This should also result in a longer life of mine.

Saxendrift

The annual production volume increased 19% but carats recovered declined 24% because of dilution from large sand lenses in the current area of production. However, the value of carats produced remained constant, confirming that the resource continues to deliver high quality gemstones.

The technical challenges associated with the in-pit de-sanding plant persisted, and were exacerbated by the wet operating conditions throughout the fourth quarter. Rockwell, in conjunction with external consultants, is developing a strategy to resolve the problems.

Initiatives at Saxendrift forming part of the strategic review include modifying the in-pit screening plant, adjustments in the rotary pan plant and optimising the ore mass balance. The benefits are expected to become meaningful from the third quarter of fiscal 2012.

Progress on Tirisano acquisition

Two conditions remain to close out the agreement to acquire the Tirisano mine operation, namely obtaining the Section-11 consent which includes cession by the Department of Mineral Resources and restructuring senior debt initially provided by the Industrial Development Corporation of South Africa Limited for the development of the Tirisano Mine.

A high volume (180,000 cubic metres / month) four stream production facility is being completely rebuilt at the site. It will be commissioned later than initially envisaged as improvements and extensions were made to the initial plans. Commercial production will commence upon completion of the remaining conditions precedent.

The first stream started operating in April 2011 and is being fine-tuned by processing the ore dumps left on the mine by the previous operators. The second stream was completed four weeks later and the remaining two streams are scheduled for commissioning at the end of September 2011. On completion, the high volume plant is expected to benefit the company by smoothing its production profile.

In line with the strategic review, Rockwell plans to complete a new detailed mine plan in the second quarter of fiscal 2012, assisted by consultants who will use the completed SRK geotechnical study.

Wouterspan

The strategic assessment of Wouterspan (put on care and maintenance in February 2009) continued and a review of the proposed new plant design by external consultants is in progress. A high volume low cost production plant with a capacity of 340,000 cubic metres / month is currently envisaged. Funding for the plant is planned through the capital markets and Rockwell is evaluating the use of contractors to mine the deposit.

Diamond Market

Both rough and polished diamonds prices improved during the 2010 calendar year with prices enjoying support from strong retail demand for diamonds in the second half of 2010. In the fourth quarter prices reached the record 2008 levels. The growth in the Indian and Chinese domestic markets has led to an increase in market share at the retail consumer level.

Rockwell recovered 38 stones exceeding 10 carats in size during the fourth quarter of fiscal 2011. These stones were sold into the Company's joint venture with Steinmetz Diamond Group and once sold as polished goods, will provide additional profit share revenue to the Company.

Strategy

During the fourth quarter, a strategic review was conducted and Rockwell clearly aligned its corporate objectives with the associated deliverables to increase its production profile. As such, the Company will continue to focus on optimizing its productive mines to deliver better returns. There are two specific areas of focus:

  To continue driving down unit costs by achieving design plant throughput rates and improving both utilization and availability; and

  To pursue sustainable improvement of metallurgical processes, improving the recovery of diamonds and increasing revenue.

The Company has evaluated a number of options to leverage its production profile through further development of its assets and selected two projects with the highest projected returns:

  Rockwell will embark on the second phase of the Tirisano development, being an excavation and conveyor system providing access to the southern ore body with works commencing after the plant has been fully commissioned.

  The simultaneous construction of a high volume production plant at Wouterspan.

In order to fund these developments, the Company will seek additional financing in the capital markets.

Outlook

The fundamentals for the diamond market are strong, with robust demand and pricing. Rockwell is positioned to benefit from these positive fundamentals with inventories of 1,057 carats.

Production at all operations in the first quarter of fiscal 2012 was impacted by factors including abnormally high precipitation levels during the 2010/2011 rainy season in the Northern Cape Province. The impact was the most severe at Holpan.

Decisive action is being taken to enhance plant efficiency and to maximize recovery rates at all mines. This includes engaging the services of a world-renowned diamond metallurgist to technically and economically assess plant processes at all the mines, including Tirisano. The analysis and subsequent optimization measures are expected to start yielding benefits in the second half of fiscal 2012.

With ongoing operational improvements to enhance the recovery of diamonds, reductions in operating costs, and the increasing prices and demand for diamonds, the positive trend of the Company’s financial performance over the last four quarters should be sustainable in fiscal 2012.

Commenting on Rockwell Diamonds, Mr David Copeland, Chairman of Rockwell Diamonds said:

"During the last six months, Rockwell has made enormous progress in repositioning itself to ramp up its production profile. Our team of alluvial diamond geology, mining and processing experts is unique in that they have skills across the value chain from exploration to processing and recovery. It was recently strengthened with the appointment of our new CEO to lead the execution on our strategy.”

“Earlier this year, we completed a thorough strategic review to map the way forward for our Company. Our focus is on implementing this strategy to unlock the inherent value in the Company. We will do this by optimising output from our producing assets to continue improving the Company’s financial performance. We will also leverage our assets by developing high volume production plants on our dormant mines. The outlook for Rockwell Diamonds is underpinned by strong fundamentals in the diamond market.”

Conference Call:

Rockwell will host a telephone conference call on Tuesday, May 31 at 10:00 a.m. Eastern Time (7:00 a.m. Pacific; 4:00 p.m. Johannesburg) to discuss these results. The conference call may be accessed as follows:

Country	Access Number
Canada (Toll-Free)	1 866 605 3852
USA (Toll-Free)	1 800 860 2442
UK (Toll-Free)	0 800 917 7042
South Africa (Toll-Free)	0 800 200 648
Other Countries (Intl Toll)	+27 11 535 3600

A transcript of the audio webcast will be available on the Company's website: www.rockwelldiamonds.com. The conference call will be archived for later playback until midnight (ET) June 3, 2011 and can be accessed by dialing the relevant number in the table below and using the pass code 17768#.

Country	Access Number
South Africa (Telkom)	011 305 2030
USA and Canada (Toll)	1 412 317 0088
Other Countries (Intl Toll)	+27 11 305 2030
UK (Toll-Free)	0 808 234 6771

For further details, see the Rockwell’s complete financial results and Management Discussion and Analysis posted on the website and on the Company's profile at www.sedar.com. These include additional details on production, sales and revenues for the quarter, as well as comparative results for fiscal 2010.

For further information on Rockwell and its operations in South Africa, please contact

Mark Bristow	Director and acting CEO	+44 778 071 1386
Stéphanie Leclercq	Investor Relations	+27 (0)83 307 7587

About Rockwell Diamonds:

Rockwell is engaged in the business of operating and developing alluvial diamond deposits, with a goal to become a mid-tier diamond mining company. The Company has three existing operations, which it is progressively optimising, two development projects and a pipeline of other projects with future development potential. Rockwell is also at an advanced stage of completing the acquisition of an additional development property.

Rockwell continually evaluates merger and acquisition opportunities which have the potential to expand its mineral resources and to develop additional production that would provide accretive value to the Company.

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements

Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include uncertainties and costs related to exploration and development activities, such as those related to determining whether mineral resources exist on a property; uncertainties related to expected production rates, timing of production and cash and total costs of production and milling; uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects; operating and technical difficulties in connection with mining development activities; uncertainties related to the accuracy of our mineral resource estimates and our estimates of future production and future cash and total costs of production and diminishing quantities or grades if mineral resources; uncertainties related to unexpected judicial or regulatory procedures or changes in, and the effects of, the laws, regulations and government policies affecting our mining operations; changes in general economic conditions, the financial markets and the demand and market price for mineral commodities such and diesel fuel, steel, concrete, electricity, and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the US dollar, Canadian dollar and South African Rand; changes in accounting policies and methods that we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining and processing; geopolitical uncertainty and political and economic instability in countries in which we operate; and labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt operation of our mines or development projects.

For further information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.